March 31, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Prudential Jennison 20/20 Focus Fund, Inc. (the “Fund”)
(File No. 811-08587)
Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 30, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: In the prospectus, in the section entitled “Summary Section--Fund Fees and Expenses,” if necessary add line item related to Acquired Fund fees.

Response: Although the Fund may invest in other funds, currently the amount of such investments by the Fund does not require a separate line item under Form N-1(a).

Comment: In the footnote prospectus, in the section entitled “Summary Section--Example,” please (a) add disclosure required by Instruction 3(e ) to Item 3, (b) delete the statement “and may be renewed, modified or terminated thereafter.”, and (c) please disclose if there are any clawback/recoupment relating to the waiver.

Response: (a) The disclosure confirms to Item 3. (b) The disclosure has been revised as requested. (c) The waiver is not subject to any clawback or recoupment.

Comment: If the Fund invests in below investment grade convertible securities, please add the appropriate disclosures.

Response: Currently, the Fund does not significantly invest in convertible securities rated below investment grade.  Thus, no additional disclosure is required.

Comment:  Please confirm that large capitalization risk is a principal risk of the Fund since the disclosure states that the Fund invests mostly in companies that exceed $1 billion in market capitalization.

Response: Large capitalization is a principal risk of the Fund.  The Fund’s investment subadviser defines large capitalization as companies that exceed $1 billion in market capitalization based on current market conditions.

Comment:  In the prospectus, in the section entitled “Other Investments and Strategies—U.S. Government Securities,” please disclose where appropriate that Fannie Mae and Freddie Mac are in conservatorship.

Response:  U.S. Government and Agency Securities risks are not principal risks of the Fund.  The Fund’s statement of additional information (SAI) contains disclosure about the conservatorships of Fannie Mae and Freddie Mac.

Comment:  In the prospectus, the Fund discloses that it is non-diversified for purposes of the Investment Company Act of 1940.  Please disclose where appropriate diversification under the tax code.

Response:  The Fund’s SAI contains disclosure relating to diversification under the tax code.

Comment:  In the SAI under the section entitled Investment Risks and Considerations—Foreign Investment Risk,” add disclosure if the Fund invests in emerging markets.

Response:  Currently, the Fund does not make any significant investments in emerging markets. Thus, additional revisions to the disclosure are not necessary.

Comment:  In the SAI under the section entitled “Investment Risks and Considerations—Temporary Defensive Strategy and Short-Term Investments”, please revise the disclosure to clarify the disclosure relating to each policy.

Response:  The disclosure has been revised as requested.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-5032).

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo

cc: Larry Greene
(Securities and Exchange Commission)